TEJON RANCH CO. RESOLUTION ACTION BY UNANIMOUS WRITTEN CONSENT OF THE BOARD OF DIRECTORS TO APPROVE A CLAWBACK POLICY PURSUANT TO SEC EXCHANGE ACT RULE lO-Di October 10, 2023 The Board of Directors of Tejon Ranch Co., a Delaware corporation (the “Company”) by this writing approves the following resolution and unanimously consents to its adoption: WHEREAS, the Board of Directors has determined that it is advisable and in the best interests of the Company and its stockholders to adopt a Clawback Policy, in substantially the form attached hereto as Exhibit A (the “Clawback Policy”). The Clawback Policy is intended to comply with, and be administered and interpreted consistent with, Listing Standard 303A.14 adopted by the New York Stock Exchange to implement Rule IOD-1 under the Securities Exchange Act of 1934, as amended. NOW THEREFORE, the members of the Board of Directors unanimously resolve as follows: RESOLVED, that the Clawback Policy be and hereby is adopted and approved. These resolutions are unanimously approved by electronic transmission conducted by the below named members of the Board of Directors pursuant to Section 141(f) of the Delaware General Corporations Law and Article Ill. Section 11 of the Company’s Bylaws. These resolutions and the electronic transmissions reflecting the unanimous consent and approval shall be kept together and filed with the minutes of the Company. [Signature of Directors on Following Page.j Exhibit 97

Name	**Capacity**	
Norman Metcalfe Norman Metcalfe (Oct 10, 2023 13:35 PDT) Norman J. Metcalfe	Chair & Director	Date: 10/10/2023
Steven A Betts (Oct 16, 2023 21:09 PDT) Steven A. Betts	Director	Date: 10/16/2023
Gregory Bielli (Oct 10, 2023 14:45 PDT) Gregory S. Bielli	Director	Date: 10/10/2023
Anthony L Leggio Anthony L Leggio (Oct 10, 2023 10:23 PDT) Anthony L. Leggio	Director	Date: 10/10/2023
Rhea Frawn Morgan	Director	Date: 10/10/2023
Jeff Stack (Oct 10, 2023 15:18 PDT) Geoffrey L. Stack	Director	Date: 10/10/2023
Daniel R. Tisch Daniel R. Tisch (Oct 10, 2023 17:26 EDT) Daniel R. Tisch	Director	Date: 10/10/2023
Mike Winer (Oct 10, 2023 10:33 PDT) Michael H. Winer	Director	Date: 10/10/2023

EXHIBIT A Clawback Policy [See following pages.]

Tejon Ranch Co. COMPENSATION RECOUPMENT (CLAWBACK) POLICY Recoupment of Incentive-Based Compensation It is the policy of Tejon Ranch Co. (the “Company”) that, in the event the Company is required to prepare an accounting restatement of the Company’s financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws (including any such correction that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period), the Company will recover on a reasonably prompt basis the amount of any Incentive-Based Compensation Received by a Covered Executive during the Recovery Period that exceeds the amount that otherwise would have been Received had it been determined based on the restated financial statements. Policy Administration and Definitions This Policy is to be administered by the Company’s Board of Directors, subject to ratification by the independent members of the Board of Directors with respect to application of this Policy to the Company’s Chief Executive Officer, and is intended to comply with, and as applicable to be administered and interpreted consistent with, and subject to the exceptions set forth in, Listing Standard 303A.l4 adopted by the New York Stock Exchange to implement Rule IOD-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 1OD-1”). For purposes of this Policy: “Incentive-Based Compensation” means any compensation granted, earned, or vested based in whole or in part on the Company’s attainment of a financial reporting measure that was Received by a person (i) on or after October 2, 2023 and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation. A financial reporting measure is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company’s stock price or total shareholder return. Incentive-Based Compensation is deemed to be “Received” in the fiscal period during which the relevant financial reporting measure is attained, regardless of when the compensation is actually paid or awarded. “Covered Executive” means any “executive officer” of the Company as defined under Rule I OD- 1 or “officer” of the Company as defined under Rule i- I (f) under the Securities Exchange Act of 1934, as amended. “Recovery Period” means the three completed fiscal years immediately preceding the date that the Company is required to prepare the accounting restatement described in this Policy, all as determined pursuant to Rule lOD-1, and any transition period of less than nine months that is within or immediately following such three fiscal years.

If the Board determines the amount of Incentive-Based Compensation Received by a Covered Executive during a Recovery Period exceeds the amount that would have been Received if determined or calculated based on the Company’s restated financial results, such excess amount of Incentive-Based Compensation shall be subject to recoupment by the Company pursuant to this Policy. For Incentive-Based Compensation based on stock price or total shareholder return, where the amotint of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the Board will determine the amount based on a reasonable estimate of the effect of the accounting restatement on the relevant stock price or total shareholder return. In all cases, the calculation of the excess amount of Incentive- Based Compensation to be recovered will be determined without regard to any taxes paid with respect to such compensation. The Company will maintain documentation of all determinations and actions taken in complying with this Policy. Any determinations made by the Board under this Policy shall be final and binding on all affected individuals. The Company may effect any recovery pursuant to this Policy by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Board determines to be appropriate. The Company need not recover the excess amount of Incentive-Based Compensation if and to the extent that the Board determines that such recovery is impracticable, subject to and in accordance with any applicable exceptions tinder the New York Stock Exchange listing rules, and not required under Rule IOD-I, including if the Board determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts. The Company is authorized to take appropriate steps to implement this Policy with respect to Incentive-Based Compensation arrangements with Covered Executives. Any’ right of recoupment or recovery pursuant to this Policy is in addition to, and not in lieu of. any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other policy, any employment agreement or plan or award terms, and any other legal remedies available to the Company; provided that the Company shall not recoup amounts pursuant to such other policy, terms or remedies to the extent it is recovered pursuant to this Policy. The Company shall not indemnify any Covered Executive against the loss of any Incentive-Based Compensation pursuant to this Policy. Adopted by the Tejon Ranch Co. Board of Directors pursuant to resolution of unanimous written consent in lieu of meeting on October 10, 2023.